16003177

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South

(No. and Street)

Minneapolis	MN	55415-1624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt S. Tureson 612-844-8233

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago		60606
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 26 2016 REGISTRATIONS BRANCH 11

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kurt S. Tureson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Investment Management Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER M OLSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/17

Heather M. Olson
Notary Public

Signature

Kurt S. Tureson, VP & CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thrivent Investment Management Inc.

Statement of Financial Condition

For the year ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

THRIVENT® | INVESTMENT MANAGEMENT

625 Fourth Ave. S., Minneapolis, MN 55415-1665
Thrivent.com • 800-847-4836

Thrivent Investment Management Inc.

Financial Statements and Supplemental Information

For the year ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Thrivent Investment Management Inc.:

In our opinion, the accompanying statement of financial condition and related notes to the statement of financial condition, presents fairly, in all material respects, the financial position of Thrivent Investment Management Inc. (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

Thrivent Investment Management Inc.
Statement of Financial Condition
December 31, 2015
(dollars in thousands, except share information)

Assets		
Cash and cash equivalents	$	24,675
Cash segregated under federal and other regulations		6,141
Receivable from clearing firms		106
Receivable from related parties		4,339
Receivable from other entities		2,571
Deferred tax assets		3,582
Prepaid expenses		309
Other assets		68
Total assets	$	41,791
Liabilities and shareholder's equity		
Payable to related parties	$	4,320
Commissions and bonuses payable		3,995
Accrued expenses		5,251
Income tax payable		381
Total liabilities		13,947
Commitments and Contingencies (see note 6)		
Shareholder's equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		23,785
Retained earnings		4,875
Accumulated other comprehensive loss		(816)
Total shareholder's equity		27,844
Total liabilities and shareholder's equity	$	41,791

The accompanying notes are an integral part of these financial statements.

(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations
Thrivent Investment Management Inc. (the "Company") is a registered introducing and broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and registered investment adviser under the Investment Advisers Act of 1940. The Company is also member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly-owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society and registered investment adviser. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA and SIPC.

The Company clears under a fully disclosed clearing agreement transactions with an unaffiliated third party, National Financial Services, Inc. ("NFS"), which charges fees for clearing, servicing and recordkeeping services on a per trade basis or based on assets under management.

The Company serves as the distributor of Thrivent Financial's family of mutual funds (collectively, the "Funds") and Thrivent Financial's variable product offerings (collectively, the "Variable Accounts"). The Company provides managed account and brokerage services through an unaffiliated broker-dealer as well as non-affiliated mutual funds, variable insurance products, and other securities products. Effective January 1, 2016, the Company will no longer serve as the distributor of the Funds as a new legal entity, Thrivent Distributors, Inc., signed an agreement to serve as the distributor of the Funds starting thereafter.

The field representatives ("FRs") are either non-employee independent contractors operating in a nationwide franchise system or they may choose to be employees of the Company. Due to differing levels of support provided to FRs operating in various platforms, FRs are compensated at different percentages of gross dealer concession or new sales commissions allowed for various product and service offerings.

Significant Accounting Policies
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $3,966 are invested in the Thrivent Money Market Fund as of December 31, 2015. The carrying amounts of all cash and cash equivalents approximate their fair value.

Cash Segregated under federal and other regulations
At December 31, 2015, $6,141 has been segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Commission (SEC).

Receivables
Receivable from clearing firms consist of funds on deposit at unaffiliated broker-dealers which totaled $106 as of December 31, 2015. Receivable from related parties consist of revenue earned but unpaid to the Company from the Funds and monies owed to the Company by affiliated Thrivent entities. The Company had $2,538 in earned but unpaid distribution revenue from the Funds at December 31, 2015. Receivables from other entities consist of earned but unpaid revenue from third parties and unaffiliated brokers and monies owed to the Company from field representatives for licensing and registration costs paid by the Company on their behalf. The amount owed to the Company by field representatives at December 31, 2015 was $1,443.

New Accounting Guidance
In July 2013, the Financial Accounting Standards Board updated the accounting standard related to income taxes. The update requires presenting an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The Company has been presenting the guidance as prescribed in the Financial Statements and no changes are needed for the annual reporting period ended December 31, 2015.

In August 2014, the Financial Accounting Standards Board (FASB) updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's consolidated results of operations and financial condition.

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows (dollars in thousands):

Deferred tax assets:	
Retirement and pension	$ 994
Non-qualified deferred compensation	2,017
Unrealized actuarial adjustment (AOCI)	544
Other	27
Deferred tax assets	3,582

At December 31, 2015 the Company had no federal or state net operating loss carryforwards.

There are no unrecognized or uncertain tax positions at December 31, 2015. The IRS has completed an examination of tax years 2011 and 2012. Tax years 2013 through 2015 are open under the statute of limitations and remain subject to examination by the Internal Revenue Service (the 2013 tax year is currently being examined by the IRS).

(dollars in thousands)

Note 4. Benefit Plans

Employees of the Company are covered by non-contributory defined-benefit pension plans and a contributory savings plan sponsored by Thrivent Financial. In addition, Thrivent Financial also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate. Thrivent Financial allocated costs to the Company for these plans in the amount of $1,633 in 2015, which is included in compensation and benefits as stated in Note 3.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the non-contributory defined benefit plans sponsored by Thrivent Financial. The Company uses a measurement date of December 31 in its benefit plan disclosures.

The components of net periodic pension expense for the Company's qualified retirement and other plans for the year ended December 31, 2015, were as follows:

Interest cost	$ 167
Amortization of net gain	50
Net periodic cost	$ 217

Net periodic cost included an item reclassified out of accumulated other comprehensive income (AOCI) for the year ended December 31, 2015 related to the amortization of actuarial gain of $50 less tax expense of $20. Net periodic cost is included in Compensation and benefits of the Statement of Comprehensive Income.

The Plan's funded status and the amounts recognized in the financial statements as of December 31, 2015, were as follows:

Change in projected benefit obligation:	
Benefit obligation at beginning of year	$ 4,056
Interest cost	167
Actuarial gain	(205)
Benefit payments	(171)
Benefit obligation at end of year	3,847
Change in plan assets:	
Plan assets at beginning of year	-
Company contributions	171
Benefit payments	(171)
Plan assets at end of year	-
Funded status	(3,847)
Unrecognized net loss	-
Accrued pension cost	$ (3,847)
Amounts recognized in AOCI:	
Net loss ($1,360 less deferred taxes of $544)	$ 816
Accumulated benefit obligation	$ 3,847

(dollars in thousands)

The Company used a weighted average discount rate of 4.60% as of December 31, 2015, to determine the pension benefit costs/obligation. Projected benefit payments for the next ten years ended as follows:

2016	$ 171
2017	$ 170
2018	$ 174
2019	$ 173
2020	$ 221
2021 - 2025	$1,202

Note 5. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis through its clearing firm. The Company transmits all customer funds and securities to the clearing firm. In connection with these arrangements, the Company has agreed to indemnify the clearing broker dealer for losses incurred in connection with transactions introduced by the Company. The Company reserves for these potential losses. At December 31, 2015, no reserve was reflected in the accrued expenses line in the statement of financial condition.

Note 6. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's financial advisors. The Company has numerous pending matters which include information requests, exams or inquiries that the Company has received during recent periods regarding certain matters, including: sales and distribution of mutual funds, annuities, equity and fixed income securities, real estate investment trusts, insurance products, and financial advice offerings; supervision of the Company's financial advisors; and security of client information. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry,

(dollars in thousands)

including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome in one or more proceeding could eventually result in adverse judgments, settlements, fines, penalties or other sanctions, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company's financial condition or results of operations.

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each reporting period.

Note 7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2015, the Company had net capital of $18,780 which was $18,530 in excess of its minimum net capital required of $250.

The Company is also subject to the SEC Customer Protection Rule (Rule 15c3-3) that requires the company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. As of December 31, 2015, the Company has no debit items as defined by the Rule and total credits, which represent customers' checks not promptly transmitted a segregated reserve account in accordance with Rule 15c3-3 was $412. The amount held in segregated cash as required under this Rule was $6,141 as of December 31, 2015. The reserve requirement is computed on a weekly basis.

Note 8. Fair Value of Financial Instruments

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the Company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cash Equivalents
The fair value for cash equivalents carried is based on the quoted daily net asset value of the invested funds.

The carrying value and estimated fair value of the Company's financial instruments carried at fair value as of December 31 were as follows (in thousands):

	Level	Level	Level	Total
Fair Value at December 31, 2015:				
Money market funds	$ 24,665	$ -	$ -	$ 24,665
Total	$ 24,665	$ -	$ -	$ 24,665

The Company had no transfers between fair value levels during 2015, nor did it hold any Level 3 financial instruments during 2015.

Note 9. Subsequent Events

Subsequent Events

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through February 25, 2016, the date the financial statements were available to be issued. No events or transactions were identified that affect the Company's December 31, 2015, financial statements or that require further disclosure.